February 5, 2025

Charles A. Williams
Chief Executive Officer
Northpointe Bancshares, Inc.
3333 Deposit Drive Northeast
Grand Rapids, MI 49546

       Re: Northpointe Bancshares, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 3, 2025
           File No. 333-284419
Dear Charles A. Williams:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 3, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Noninterest income, page 67

1.     We note the materiality of    Loan serving fees    and    Net gain on
sale of loans held for
       sale    and the nature of activities presented in these line items as disclosed on page F-8
       and discussed on page 68. Please revise to provide a tabular disclosure, for each period presented, that details each material activity and related gain or loss presented in these line items.
Revenue Recognition, page F-8

2.     We note your response to prior comment 5 and your disclosure on page F-8 that
          Loan servicing income    includes the fair value of originated MSRs
related to loans
       sold. It appears that you recognized related gains of approximately $5 million in 2023
 February 5, 2025
Page 2

       and $42 million in 2022 based on disclosure on pages F-27 and 68. Please tell us how you considered the guidance in ASC 860 including the implementation guidance in
       ASC 860-20-55-90 and ASC 860-50-55-22 which appears to indicate that the gain on sale should consider the servicing assets recognized at the date of sale. Alternatively, for all periods presented, please reclassify to present these gains in
the    Net gain on
       sale of loans held for sale    line item.
3.     We note your disclosure on page F-8 that    an estimate of the net gain
on sale of loans,
       net is recognized at the time an IRLC is issued    which appears to be
presented in    Net
       gain on sale of loans held for sale.    Please tell us the frequency
that you issue IRLCs
       related to loans held for sale. Additionally, please tell us if the estimate of the net gain on sale of loans reflects the estimated fair value related to servicing. If not, please tell us how you considered the guidance in SAB 109. If so, please clarify for us why such a substantial gain related to the recognition of the MSR is recognized
in    Loan
       servicing income    if an estimate of the net gain is recognized when
you issue IRLCs
       in    Net gain on sale of loans held for sale.    Please revise your
disclosure as needed.
       Please contact Mengyao Lu at 202-551-3471 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-
3491 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:   David Park